SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15 July 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Disposal dated 20 June 2011
99.2	Director/PDMR Shareholding dated 20 June 2011
99.3	Director/PDMR Shareholding dated 23 June 2011
99.4	Directorate Change dated 24 June 2011
99.5	Total Voting Rights dated 30 June 2011
99.6	Blocklisting Interim Review dated 1 July 2011
99.7	Director/PDMR Shareholding dated 6 July 2011
99.8	Publication of Prospectus dated 7 July 2011

Exhibit No: 99.1

IHG announces sale of Hotel Indigo San Diego for $55.5m

London, 20 June 2011 - IHG (InterContinental Hotels Group) [LON: IHG; NYSE: IHG (ADRs)] announces the sale of the 210-room Hotel Indigo San Diego to Chesapeake (Chesapeake Lodging Trust) for US$55.5 million in cash. IHG will continue to manage the hotel under a long-term management agreement.

The sale is a continuation of IHG's strategy of growing its management and franchise businesses and reducing capital intensity. Since 2003, IHG has released $5.7 billion of capital through the sale of 187 hotels and the divestment of equity stakes. Over the same period, IHG has returned almost $6 billion to shareholders. During 2011 alone, IHG has agreed proceeds of over $140m for the sale of three hotels and divestment of an equity stake, with a combined net book value of $105m. Following this sale, IHG has 12 owned hotels with the InterContinental New York Barclay currently on the market.

Richard Solomons, incoming Chief Executive and currently CFO and Head of Commercial Development of IHG, said: "The sale of the Hotel Indigo San Diego is another great example of our asset light strategy and brand building in action. We built this showcase Hotel Indigo using IHG's own capital in 2009 to drive growth of this branded-boutique hotel brand across the Americas and accelerate international expansion." Since then IHG has signed 45 Hotel Indigo hotels globally including 14 in Europe and 6 in Asia. Solomons added: "We are now able to recycle the capital to develop our brands, for example through the recently announced joint venture with Brack Capital Real Estate to develop a Hotel Indigo hotel on the Lower East Side of Manhattan."

"We are extremely pleased to acquire San Diego's first LEED-certified hotel and our first Hotel Indigo property" said James Francis, President and CEO of Chesapeake Lodging Trust. "IHG has a superb track record in lodging and from launch in 2004 has quickly established Hotel Indigo as a premier brand. We are very excited to be developing a long-term relationship with IHG and look forward to working with them on this high quality hotel, as well as future opportunities."

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon, Kari Kerr):	+44 (0) 1895 512 426

Notes to Editors

About IHG

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is a global company operating seven well-known hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® . IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with 58 million members worldwide.
IHG is the world's largest hotel group by number of rooms and IHG franchises, leases, manages or owns, through various subsidiaries, a portfolio of over 4,400 hotels and more than 652,000 guest rooms in 100 countries and territories around the world.
IHG has more than 1,200 hotels in its development pipeline and expects to recruit around 160,000 people worldwide over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
IHG offers information and online reservations for all its hotel brands at http://www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media, Twitter www.twitter.com/ihgplc or YouTube http://www.youtube.com/ihgplc

About Chesapeake Lodging Trust

Chesapeake Lodging Trust is a self-advised lodging real estate investment trust (REIT) focused on investments primarily in upper-upscale hotels in major business and convention markets and, on a selective basis, premium select-service and extended-stay hotels in urban settings or unique locations in the United States. The Company owns eight hotel properties with an aggregate of 2,402 rooms in four states. Additional information can be found on the Company's website at www.chesapeakelodgingtrust.com

Exhibit No: 99.2

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	JENNIFER LAING - NON-EXECUTIVE DIRECTOR		CONNECTED PERSON - ROBERT ANTHONY DALTON
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 4 ABOVE		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	J.M. FINN NOMINEE TRUST		SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	625 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	£11.96125		15 JUNE 2011, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	3,373, INCLUDING ALL NOTIFIABLE INTERESTS		20 JUNE 2011

Name of contact and telephone number for queries:

CATHERINE SPRINGETT                                                                                     01895 512 000

Name of authorised official of issuer responsible for making notification CATHERINE SPRINGETT DEPUTY SECRETARY Date of notification 20 JUNE 2011

Exhibit No: 99.3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	RICHARD LESLIE SOLOMONS - PDMR, Chief Financial Officer and Head of Commercial Development and Chief Executive Designate
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	RICHARD LESLIE SOLOMONS		TRANSFER TO SPOUSE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	80,644 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	Nil		23 JUNE 2011, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	1,044,028, INCLUDING ALL NOTIFIABLE INTERESTS		23 JUNE 2011

Name of contact and telephone number for queries:

CATHERINE SPRINGETT                                                                            01895 512 000

Name of authorised official of issuer responsible for making notification CATHERINE SPRINGETT DEPUTY SECRETARY Date of notification 23 JUNE 2011

Exhibit No: 99.4

24 June 2011

InterContinental Hotels Group PLC

Directorate Change

InterContinental Hotels Group PLC ("IHG") announces the retirement of Mr Ralph Kugler as a member of the Board and Chairman of the Remuneration Committee. Mr Kugler will be replaced by Mr Luke Mayhew, effective from 1 July 2011, who will serve as a Non-Executive Director and Chairman of the Remuneration Committee.

Luke is currently a Non-Executive Director and Chairman of the Remuneration Committee of Brambles Limited, a provider of supply chain and information management solutions, which is listed on the Australian Stock Exchange. His previous experience includes twelve years on the Board of the John Lewis Partnership, the latter five years (2000-2004) as Managing Director of the Department Store division, five years at British Airways PLC and, seven years at Thomas Cook Group PLC. He has also previously held non-executive roles at WH Smith PLC and at Pets at Home and Bank Stores where he served as Chairman.

David Webster, IHG's Non-Executive Chairman commented, "Ralph has been a highly valued member of the IHG Board for over eight years and in particular, his work as Chairman of the Remuneration Committee has been exemplary".

Regarding Luke Mayhew's appointment, Mr Webster confirmed, "I am very pleased that Luke has agreed to join the IHG Board and to chair the Remuneration Committee. His experience including his tenure at British Airways as General Manager, Human Resources and his current chairmanship of the Remuneration Committee at Brambles, will be extremely positive for the Group. I very much look forward to working with him".

Mr Mayhew will also serve as a member of the Corporate Responsibility Committee and the Nomination Committee.

Notes

The following disclosure is required to be made pursuant to LR 9.6.13R (1):
Current Director of Brambles Limited from 21 August 2006
Director of WH Smith PLC from 26 June 2006 to 31 August 2010

No information is required to be disclosed pursuant to LR 9.6.13R (2) (3) (4) (5) and (6) in respect of this appointment.

For further information, please contact:

Investor Relations (Heather Wood, Catherine Dolton):	+44 (0) 1895 512 176

Media Affairs (Leslie McGibbon, Kari Kerr):	+44 (0) 1895 512 425 +44 (0) 7770 736 849

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is a global company operating seven well-known hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with 58 million members worldwide.

IHG is the world's largest hotel group by number of rooms and IHG franchises, leases, manages or owns, through various subsidiaries, a portfolio of over 4,400 hotels and more than 652,000 guest rooms in 100 countries and territories around the world.

IHG has more than 1,200 hotels in its development pipeline and expects to recruit around 160,000 people worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at http://www.ihg.com and information for the Priority Club® Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media, Twitter www.twitter.com/ihgplc or YouTube http://www.youtube.com/ihgplc

Exhibit No: 99.5

INTERCONTINENTAL HOTELS GROUP PLC

Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 30 June 2011, InterContinental Hotels Group PLC's issued share capital consists of 290,267,011 ordinary shares of 13 29/47 pence each with voting rights. The Company does not hold any shares in Treasury. Therefore the total number of ordinary shares in the Company with voting rights is 290,267,011.

The above figure, 290,267,011, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Catherine Springett
Deputy Company Secretary
30 June 2011

Exhibit No: 99.6

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 July 2011

Name of applicant :		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Executive Share Option Plan
Period of return:	From:	1 January 2011	To:	30 June 2011
Balance of unallotted securities under scheme(s) from previous return:		492,518
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		575,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		794,360
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		273,158

Name of contact:	Catherine Springett
Telephone number of contact:	01895 512 000

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 July 2011

Name of applicant :		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Sharesave Plan
Period of return:	From:	1 January 2011	To:	30 June 2011
Balance of unallotted securities under scheme(s) from previous return:		1,299,652
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,299,652

Name of contact:	Catherine Springett
Telephone number of contact:	01895 512 000

Exhibit No: 99.7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	JAN SMITS - PDMR, CHIEF EXECUTIVE OFFICER, ASIA AUSTRALASIA
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	ANZ IPB NOMINEES		SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	23,801 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	£12.95		5 JULY 2011, SINGAPORE
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	266,890, INCLUDING ALL NOTIFIABLE INTERESTS		6 JULY 2011

Name of contact and telephone number for queries:

CATHERINE SPRINGETT                                                                           01895 512 000

Name of authorised official of issuer responsible for making notification CATHERINE SPRINGETT DEPUTY SECRETARY Date of notification 6 JULY 2011

Exhibit No: 99.8

7 July 2011

Publication of Prospectus

The following Prospectus has been approved by the UK Listing Authority:

Prospectus dated 7 July 2011 relating to the £750,000,000 Euro Medium Term Note Programme of InterContinental Hotels Group PLC.

To view the full document, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/0143K_-2011-7-7.pdf

A copy of the Prospectus has been submitted to National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do

For further information please contact:

Media Affairs
(Leslie McGibbon, Kari Kerr) +44 (0) 1895 512 425

Investor Relations
(Heather Wood, Catherine Dolton) +44 (0) 1895 512 176

About IHG
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is a global company operating seven well-known hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® . IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with 58 million members worldwide.

IHG is the world's largest hotel group by number of rooms and IHG franchises, leases, manages or owns, through various subsidiaries, a portfolio of over 4,400 hotels and more than 652,000 guest rooms in 100 countries and territories around the world.

IHG has more than 1,200 hotels in its development pipeline and expects to recruit around 160,000 people worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at http://www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media, Twitter www.twitter.com/ihgplc or YouTube http://www.youtube.com/ihgplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	15 July 2011